DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com Richard Newcomb richard.newcomb@dlapiper.com T 202.799.4434 F 202.799.5434

September 20, 2012

Via Edgar and UPS

Cecelia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	China Southern Airline Company Limited
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 1-14660
Request for an additional extension of time until October 10, 2012 to respond to letter of August 1, 2012 – 2nd extension requested

Dear Ms. Blye:

This is in further reference to your letter of August 1, 2012, to Si Xian Min, Chairman, China Southern Airlines Company Limited (hereafter “China Southern” or “the Company”), regarding “contacts with countries that have been identified as state sponsors of terrorism” and the request submitted by DLA Piper on September 6, 2012 on behalf of the Company for an extension of 14 days to respond to your inquiry concerning flights to and from Iran and Sudan and the materiality of these contacts with Iran and Sudan.

On behalf of China Southern, this is to request a second extension for an additional 20 calendar days (until October 10, 2012) to submit a response to your inquiry. An extension for an additional 20 calendar days instead of 14 calendar days is requested because China will have a 7 day National Holiday from October 1 to October 7 and 1 public holiday for the Chinese traditional Mid-Autumn Festival on September 30. The date of October 10 is proposed because this will provide several days after the public holiday ends in case there is a need to obtain additional information.

The Company is in the process of gathering and analyzing the factual information and preparing a response but as China Southern is a very large company with many different departments, the internal coordination, required approvals and translation process has taken additional time. Accordingly, it is respectfully requested that a second extension of time be granted until October 10, 2012 to respond to your inquiry of August 1, 2012.

Cecelia Blye, Chief

September 20, 2012

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On behalf of China Southern, we wish to thank you for your favorable consideration of this request.

Sincerely, Richard Newcomb DLA Piper LLP (US)

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